Exhibit 99.1





Annual Meeting of Shareholders

April 29, 2026

Forward-Looking Statements and Use of Non-GAAP Measures

Exhibit 99.1

Unitil Corporation

6 Liberty Lane West

Hampton, NH 03842-1720

1-888-301-7700

www.unitil.com

NYSE Ticker: UTL

Transfer Agent

Computershare

P.O. Box 43078

Providence RI 02940-3078

800-736-3001

Investor Relations

800-999-6501

InvestorRelations@unitil.com

This presentation contains "forward-looking statements" including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this presentation are forward-looking statements. These forward-looking statements include statements regarding Unitil Corporation and its subsidiaries' financial condition, results of operations, capital expenditures, business strategy, regulatory strategy, market opportunities, and other plans and objectives. In some cases, forward-looking statements can be identified by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue", the negative of such terms, or other comparable terminology. In this presentation, "Unitil," the "Company", "we", "us", "our" and similar terms refer to Unitil Corporation and its subsidiaries, unless the context requires otherwise.

These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that could cause the actual results to differ materially from those set forth in the forward-looking statements. Those risks and uncertainties include: numerous hazards and operating risks relating to the Company's electric and natural gas distribution activities, which could result in accidents and other operating risks and costs; fluctuations in the supply of, demand for, and the prices of, electric and gas energy commodities and transmission and transportation capacity and the Company's ability to recover energy supply costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company's operations and cause the Company to incur unanticipated losses and expense; outsourcing of services to third parties could expose us to substandard quality of service delivery or substandard deliverables, which may result in missed deadlines or other timeliness issues, non-compliance (including with applicable legal requirements and industry standards) or reputational harm, which could negatively affect the Company's results of operations; unforeseen or changing circumstances, which could adversely affect the reduction of Company-wide direct greenhouse gas emissions; the Company's regulatory and legislative environment (including laws and regulations relating to climate change, greenhouse gas emissions and other environmental matters) could affect the rates the Company is able to charge, the Company's authorized rate of return, the Company's ability to recover costs in its rates, the Company's financial condition, results of operations and cash flows, and the scope of the Company's regulated activities; general economic conditions, which could adversely affect (i) the Company's customers and, consequently, the demand for the Company's distribution services, (ii) the availability of credit and liquidity resources, and (iii) certain of the Company's counterparty's obligations (including those of its insurers and lenders); the Company's ability to obtain debt or equity financing on acceptable terms; increases in interest rates, which could increase the Company's interest expense; the Company's payment of dividends in the future; declines in capital markets valuations, which could require the Company to make substantial cash contributions to cover its pension obligations, and the Company's ability to recover pension obligation costs in its rates; the Company's ability to consummate acquisitions or other strategic transactions, to successfully integrate any acquired assets or business, or derive value from strategic transactions and investment; restrictive covenants contained in the terms of the Company's and its subsidiaries' indebtedness, which restrict certain aspects of the Company's business operations; customers' preferred energy sources; severe storms and the Company's ability to recover storm costs in its rates; variations in weather, which could decrease demand for the Company's distribution services; long-term global climate change, which could adversely affect customer demand or cause extreme weather events that could disrupt the Company's electric and natural gas distribution services; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; the Company's ability to retain its existing customers and attract new customers; increased competition; other presently known or unforeseen factors; and other risks detailed in Unitil Corporation's filings with the Securities and Exchange Commission, including those appearing under the caption "Risk Factors" in Unitil Corporation's most recently filed Annual Report on Form 10-K.

Readers should not place undue reliance on any forward looking statements. Many of these risks are beyond the Company's control. Any forward-looking statements speak only as of the date of this presentation, and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, nor can the Company assess the effect of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

This presentation contains Non-GAAP measures. The Company's management believes these measures are useful in evaluating its performance. Reconciliations of Non-GAAP financial measures to the most directly comparable GAAP financial measures can be found herein.

Exhibit 99.1

About Unitil

Pure play regulated utility creating long-term sustainable value

Local distributor of electricity and natural gas in Maine, Massachusetts and New Hampshire with attractive service areas

- Fully regulated electric and gas operations
- Growing customer base supported by strong regional economic growth
- Natural gas price advantage over competing fuels

Robust investment opportunities in electric and natural gas infrastructure

- Grid modernization, resiliency, and renewable resource investments are well-aligned with climate policies
- Timely recovery of capital investments

Stable long-term expected earnings and dividend growth

- Distribution revenues largely decoupled from sales volumes
- Earnings unaffected by commodity cost fluctuations
- Supportive regulatory outcomes

Compelling investor value proposition

- Low-risk expected earnings and dividend growth
- Sustainable long-term organic growth opportunities
- Proven track record of financial, operating, and strategic performance



Bangor
ME
Lewiston
Portland
NH
Concord
Hampton
MA
Fitchburg
Electric Service
Natural Gas Service
Dual Service
Interstate Gas Pipeline
Distribution Operation Center
Corporate Headquarters

Turning Promises into Progress

Exhibit 99.1

Delivering strong financial results through superior operational performance





Financial and Strategic Execution

- ✓ Achieved **record earnings** of $50.2 million and adjusted EPS[1] of $3.16
- ✓ **Increased dividend** by 5.6% to $1.90 on an annualized basis
- ✓ Maintained **strong balance sheet** with credit metrics well above peers
- ✓ **Closed acquisitions** of Bangor Natural Gas and Maine Natural Gas
- ✓ **Grew rate base by 17%** and increased 5-year investment outlook by 20%
- ✓ Executed agreement to acquire **three water companies** (pending)



Operational and Customer Excellence

- ✓ Ranked #1 in the Northeast for **customer trust**
- ✓ Achieved **top-quartile reliability** for the fourth consecutive year
- ✓ Ranked among the **top companies** in the nation for emergency response
- ✓ Maintained high levels of **employee pride** and engagement
- ✓ Named one of the **Best Companies** to work for in New Hampshire
- ✓ Solar project named 2025 NH Energy Week "**Project of the Year**"



(1) Adjusted EPS excludes non-recurring transaction costs. Adjusted Net Income and Adjusted EPS are non-GAAP financial measures.

Elevating the Customer Experience

Exhibit 99.1

Driving satisfaction and loyalty through superior service



Top Quartile Electric Reliability

Four consecutive years of top quartile electric service reliability



Best-in-Class Gas Emergency Response

Ranked among the top companies in the nation for gas emergency response



Pipeline Safety Management

Selected as a "Best Practice Operator" at the American Gas Association's Best Practices Conference



Overall Customer Satisfaction





Sustainable Value Creation

Exhibit 99.1

Securing our future through responsible action



50%
Reduction by 2030
Net Zero
Emissions by 2050

Kingston Solar Array

2025 NH Energy Week "Project of the Year"

Our solar facility in Kingston, New Hampshire is the largest solar energy project in the state of New Hampshire, producing enough electricity to power over 1,200 homes.

5 MW
photovoltaic (PV) solar facility

9.7 million
kilowatt hours generated annually

$2 million
estimated savings for customers

Governance

Board Qualifications and Expertise



Accounting
CEO/C-Suite
ESG/Sustainability
Finance
Governance
IT/Cybersecurity
Investor Relations
Labor/HCM
Legal/Public Policy
Marketing/Customer Relations
Risk Oversight
Strategic Planning
Utility Operations/Regulation
0
2
4
6
8
10

People

Recognized as one of New Hampshire's "Best Companies to Work For" for the fourth consecutive year.



BEST 2025 COMPANIES TO WORK FOR BUSINESSNH

Exhibit 99.1

Accretive Expansion

Accelerating growth through strategic acquisitions

Enabling Value Creation

- Unitil now serves approximately 90% of natural gas customers in Maine
- Attractive service areas in major population centers
- Strong customer growth of 4% - 5% due to price advantage of natural gas and low penetration
- Fuel choice laws in place preserving the rights of consumers to select their preferred energy systems
- Strong geographic fit; highly complementary to existing operations

Integration Status

- Bangor Natural Gas (Closed January 31, 2025)
  - Integration complete
- Maine Natural Gas (Closed October 31, 2025)
  - I.T. Integration expected to be substantially complete May 1, 2026


Legacy Unitil Natural Gas & Electric
Bangor Natural Gas
Maine Natural Gas
ME
Bangor
Lewiston
Portland
NH
Concord
Hampton
MA
Fitchburg

Lowering Energy Costs

Exhibit 99.1

Natural gas is the smarter, cheaper alternative for home heating

The Natural Gas Advantage

- Natural gas is the lowest-cost heating fuel in Maine, Massachusetts and New Hampshire

- Utility management of gas supply portfolios provides pricing stability not typical of petroleum-based fuels

- Gas heating systems are more cost-effective than electric heat pumps due to cold temperatures and high electricity prices

Natural gas heating cost compared to other fuels…

Fuel	Maine	Massachusetts	New Hampshire
Heating Oil	-34%	-18%	-35%
Propane	-52%	-33%	-54%
Electricity	-41%	-16%	-28%

Fuel Price Data: U.S. Energy Information Administration (EIA)
Prices shown are January 2026 with the exception of natural gas in Maine, which is December 2025
Residential natural gas data in Maine unavailable for January 2026







Our Competitive Advantage

Converting homes to natural gas lowers energy costs and reduces emissions

Map shows fuel most used for home heating

Source: Washington Post, March 6, 2023

Fuel switching to natural gas presents a major opportunity to improve energy affordability

Exhibit 99.1

Maine



Highest percentage of homes heated with fuel oil in the nation

New Hampshire



Second highest percentage of homes heated with fuel oil in the nation

Aquarion Water Acquisition

Exhibit 99.1

Complementary utility operations add scale and diversification supporting long-term growth



Expands Utility Platform	✓ Opportunity to acquire high quality water systems at an attractive valuation ✓ Complementary to existing utility operations and service company; opportunities for synergies
Enhances Scale and Diversification	✓ Multi-state, multi-utility platform provides incremental growth, scale, and diversification ✓ Creates a stronger platform to support and finance long-term growth
Constructive Regulation	✓ Maintains 100% regulated model in existing jurisdictions with strong regulatory relationships ✓ Supportive regulation with attractive cost recovery mechanisms
Supports Long-Term Growth	✓ Incremental rate base supports EPS growth near the upper-end of guidance range ✓ Potential for further consolidation of municipal water systems within current regulatory jurisdictions

Jurisdiction	Massachusetts	New Hampshire
Rate Base[1]	~$36 million	~$47 million
Customers	~12,000	~11,000

(1) Rate base as of December 31, 2025, includes estimates and approximations that are typically settled or litigated in rate cases

 Unitil



Accelerating Growth

Exhibit 99.1

Recent acquisitions are expected to be earnings accretive over the long-term

Long-Term Guidance	
EPS Growth	5.0% - 7.0%
Rate Base Growth	6.5% - 8.5%
Total Shareholder Return	8.0% - 10.0%[1]

Acquisitions will accelerate long-term EPS and Rate Base growth

17% Additional Rate Base

17% Additional Gas Customers

23,000 Water Customers in MA and NH

15% Gas Margin Increase



Accelerating Rate Base Growth[2]

~10% CAGR 2024-2030

Legend: Existing Operations | Maine Gas Acquisitions | Aquarion Acquisition

(1) Total Shareholder Return assumes dividend yield of 3.0% and a constant Price-to-Earnings ratio
(2) Forecast assumes Aquarion acquisition receives necessary regulatory approval; Rate Base includes estimates and approximations that are typically settled or litigated in rate cases



Strategic Infrastructure Investment

Exhibit 99.1

Accelerating infrastructure modernization and expansion

Actual and Forecast Capital Investment[1]

Five-year capital investment of approximately $1.2 billion

~20% increase over previous 5-year forecast

$ in millions

2024	$170
2025	$185
2026F	$221
2027F	$228
2028F	$229
2029F	$252
2030F	$254

(1) Forecast does not include pending acquisition of three Aquarion water companies
(2) 2025 consolidated rate base includes acquisitions of Bangor Natural Gas and Maine Natural Gas
(3) Rate Base figures include estimates and approximations that are typically settled or litigated in rate cases

Consolidated Rate Base[2][3]



8.1% CAGR

$ in millions

Year	Value
2019	835
2020	900
2021	935
2022	1,002
2023	1,068
2024	1,135
2025	1,329

Rate Base by Jurisdiction[2][3]

	2024	2025	Percentage
FERC	49	55	4%
MA	243	270	20%
ME	350	476	36%
NH	493	528	40%
Total	1135	1329	100%



Financial Strength & Sustainability

Exhibit 99.1

Maintaining a strong balance sheet is a strategic priority

Prioritizing Balance Sheet Stability

- Cash Flow from Operations funds the majority of capital investment

- Balanced mix of common equity and long-term debt offers financial flexibility

- Limited refinancing risk and no variable rate long-term debt

- Strong financial profile supports credit metrics well above downgrade thresholds

Strong Credit Metrics[1]			
	Unitil	**Peer Average**	**Downgrade Threshold**
FFO / Debt	*16.3%*	*~15%*	*13%*



Long-Term Financing Sources

Equity, 12%
Debt, 30%
CFFO, Less Dividends, 58%

- *Cash Flow From Operations, less dividends, funds majority of capital plan*
- *Debt is net of any refinancing of maturing long-term debt*
- *Equity includes funds raised through the Unitil Dividend Reinvestment Plan and external equity issuances*

(1)   Most recent data per S&P Ratings 360; includes S&P rating adjustments

Delivering on Long-Term Earnings Guidance

Exhibit 99.1

Historical earnings growth at long-term guidance midpoint

Historical Earnings per Share[1][2]

2013	$1.57
2014	$1.79
2015	$1.89
2016	$1.94
2017	$2.06
2018	$2.23
2019	$2.31
2020	$2.15
2021	$2.35
2022	$2.59
2023	$2.82
2024	$2.97
2025	$3.16

6.0% CAGR

Performance Over Last 12 Years [2]





6.0% Annual Growth
Earnings Per Share



7.3% Annual Growth
Net Income



7.2% Annual Growth
Common Stock Equity



8.6% Annual Growth
Net Utility Plant

(1) 2019 excludes after-tax gain on the divestiture of Usource

(2) 2024 and 2025 exclude transaction costs associated with the acquisitions of Bangor Natural Gas and Maine Natural Gas. Adjusted Net Income and Adjusted EPS are non-GAAP financial measures

Compelling Value Proposition

Exhibit 99.1

Driving sustainable growth through a disciplined, regulated strategy

5% - 7%
Annual EPS Growth
Long Term Guidance

55% - 65%
Dividend Payout Ratio
Target Range

8% - 10%
Annual Total Return[1]
Price Appreciation Plus Dividend

$1.2 Billion
5-Year Utility Capex Plan[2]

6.5% - 8.5%
Rate Base Growth[2]

16% - 18%
FFO/Debt Target

(1) Total Shareholder Return assumes dividend yield of 3.0%, growth of 5% - 7%, and a constant Price-to-Earnings ratio
(2) Forecasts of capital investments and rate base growth do not include acquisition of Aquarion water companies

Exhibit 99.1

Thank You!

unitil.com/investors

Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842-1720
1-888-301-7700
www.unitil.com
NYSE Ticker: UTL

Investor Relations
800-999-6501
InvestorRelations@unitil.com

Exhibit 99.1

Appendix



GAAP Reconciliation of Adjusted Gross Margin

Exhibit 99.1

Twelve months ended December 31, 2025

Twelve Months Ended December 31, 2025 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$ 236.4	$ 299.6	$ -	$ 536.0
Less: Cost of Sales	(121.8)	(100.5)	-	(222.3)
Less: Depreciation and Amortization	(31.9)	(56.8)	-	(88.7)
GAAP Gross Margin	82.7	142.3	-	225.0
Depreciation and Amortization	31.9	56.8	-	88.7
Adjusted Gross Margin	$ 114.6	$ 199.1	$ -	$ 313.7

Twelve Months Ended December 31, 2024 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$ 248.3	$ 246.5	$ -	$ 494.8
Less: Cost of Sales	(141.0)	(79.6)	-	(220.6)
Less: Depreciation and Amortization	(29.3)	(46.8)	-	(76.1)
GAAP Gross Margin	78.0	120.1	-	198.1
Depreciation and Amortization	29.3	46.8	-	76.1
Adjusted Gross Margin	$ 107.3	$ 166.9	$ -	$ 274.2

GAAP Reconciliation of Adjusted Earnings

Exhibit 99.1

Twelve months ended December 31, 2025

(Millions, except per share data)

	Twelve Months Ended December 31, 2025			
	Amount		Per Share	
GAAP Net Income	$	50.2	$	2.97
Transaction Costs		3.1		0.19
Adjusted Net Income	$	53.3	$	3.16

	Twelve Months Ended December 31, 2024			
	Amount		Per Share	
GAAP Net Income	$	47.1	$	2.93
Transaction Costs		0.7		0.04
Adjusted Net Income	$	47.8	$	2.97

